UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (CHECK ONE): /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

For Period Ended: December 31, 2002

  / / Transition Report on Form 10-K
  / / Transition Report on Form 20-F
  / / Transition Report on Form 11-K
  / / Transition Report on Form 10-Q
  / / Transition Report on Form N-SAR
 For the Transition Period Ended: N/A



        0-28123                                     26830Q103
    ---------------                               ------------
    SEC FILE NUMBER                               CUSIP NUMBER


          READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE
      PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
          THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                        PART I -- REGISTRANT INFORMATION



Full Name of Registrant:            eChapman, Inc.
                       ---------------------------------------------------------

Former Name if Applicable:          N/A
                         -------------------------------------------------------

Address of Principal Executive
Office (Street and Number):         World Trade Center--Baltimore
                                    401 East Pratt Street
                                    Suite 2800
                          ------------------------------------------------------

City, State and Zip Code:           Baltimore, MD 21202
                        --------------------------------------------------------

                            PART II - RULE 12B-25(B)

The Registrant's Form 10-K could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in PART III of this form. The Registrant's Form 10-K will be filed as soon as practicable and in any event, no later than the fifteenth calendar day following the prescribed due date.

                              PART III - NARRATIVE

eChapman, Inc. (the "Registrant") is unable to timely file its Form 10-K for the Period ended December 31, 2002 due to the Registrant's reduction in work force and resources which has delayed the preparation and review of this report.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Nathan A. Chapman, President - (410) 625-9656

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                                [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes [ X ] No

                                   SIGNATURES

eChapman, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                 eCHAPMAN, INC.





April 1, 2003                  By:      /s/ Nathan A. Chapman, Jr.
                                    --------------------------------------------
                                            Nathan A. Chapman, Jr., President